SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

BUCKINGHAM EXPLORATION INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

11840P
(CUSIP Number)

Simon Eley
Unit 21, 22 Railway Rd.
Subiaco, WA 6008 Australia
+61.439.993.146
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 20, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes).

CUSIP No. 11840P

(1)	Names of Reporting Persons: Simon Eley

(2)	Check the Appropriate Box if a Member of a Group:
(a)
(b)

(3)	SEC Use Only

(4)	Source of Funds: OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

(6)	Citizenship or Place of Organization: Australia

Number of	(7)	Sole Voting Power: 1,850,000
Shares
Beneficially
Owned by	(8)	Shared Voting Power: 27,000,000(1)(2)
Each
Reporting
Person	(9)	Sole Dispositive Power: 1,850,000
with:

	(10)	Shared Dispositive Power: 27,000,000(1)(2)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 28,850,000(1)(2)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

(13)	Percent of Class Represented by Amount in Row (11): 32.9%

(14)	Type of Reporting Person: IN

(1) Represents (i) 15,000,000 shares of common stock and warrants to acquire 7,500,000 shares of common stock of the Issuer held by Aviador Corporation Pty Ltd. (“Aviador”) and (ii) 3,000,000 shares of common stock and warrants to acquire 1,500,000 shares of common stock of the Issuer held by Resmin Pty Ltd. (“Resmin”).

(2) Mr. Eley is a director of both Aviador and Resmin and disclaims beneficial ownership of the securities of the Issuer held by Aviador and Resmin as investment and voting control over the securities held by Aviador and Resmin rests with the board of directors of Aviador and Resmin, respectively.

Item 1. Security and Issuer

This Schedule 13D/A (Amendment No. 2) amends the Schedule 13D/A (Amendment No. 1) filed by Aviador Corporation Pty Ltd. (“Aviador”), Resmin Pty Ltd. (“Resmin”) and Simon Eley on November 8, 2011 and relates to the common stock, par value $0.0001 per share of Buckingham Exploration Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at Suite 418-831 Royal Gorge Blvd., Cañon City, CO 81212, USA.

Item 2. Identity and Background

(a)	This statement on Schedule 13D/A (Amendment No. 2) is filed on behalf of Simon Eley, a director and officer of the Issuer. Mr. Eley is also a director of both Aviador and Resmin and disclaims beneficial ownership of the securities of the Issuer held by Aviador and Resmin as investment and voting control over the securities held by Aviador and Resmin rests with the board of directors of Aviador and Resmin, respectively.

(b)	The business address of Mr. Eley is Unit 21, 22 Railway Rd., Subiaco WA, Australia.

(c)	The principal occupation of Mr. Eley is a lawyer.

(d)	During the past five years, Mr. Eley has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, Mr. Eley has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Eley is a citizen of Australia.

Item 3. Source and Amount of Funds or Other Consideration

On June 14, 2012, Mr. Eley acquired 50,000 shares of the Issuer at a price of $0.10 per share in a private placement for an aggregate of $5,000, from personal funds.

On July 20, 2012, the Issuer issued 500,000 shares to Mr. Eley as payment for services rendered to the Issuer.

Item 4. Purpose of Transaction

Mr. Eley acquired the Issuer’s common stock for investment purposes. Mr. Eley does not have any plans or proposals which relate to or would result in any of the matters listed in Items 4(a) to 4(j) of Schedule 13D. Mr. Eley reserves the right to acquire additional securities of the Issuer, to dispose of such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities.

Item 5. Interest in Securities of the Issuer

(a)	Mr. Eley beneficially owns an aggregate of 1,850,000 shares, or approximately 2.3% of the Issuer’s outstanding common stock.

Aviador beneficially owns an aggregate of 15,000,000 shares and warrants to acquire up to 7,500,000 shares of the Issuer, or approximately 26.1% of the Issuer’s outstanding common stock. Resmin beneficially owns an aggregate of 3,000,000 shares and warrants to acquire up to 1,500,000 shares of the Issuer, or approximately 5.6% of the Issuer’s outstanding common stock.

Mr. Eley is a director of both Aviador and Resmin and disclaims beneficial ownership of the securities of the Issuer held by Aviador and Resmin as investment and voting control over the securities of the Issuer held by Aviador and Resmin rests with the board of directors of Aviador and Resmin, respectively.

(b)	Mr. Eley has the sole power to vote and to dispose of the securities of the Issuer held by him. Aviador has the sole power to vote and to dispose of the securities of the Issuer held by it. Resmin has the sole power to vote and to dispose of the securities of the Issuer held by it.

(c)	Mr. Eley has not effected any other transactions in the Issuer’s common stock within the past 60 days, except as provided herein.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Materials to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 20, 2012	/s/ Simon Eley
Simon Eley